                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                            SPRINGS INDUSTRIES, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      $.25 Par Value Common Stock Class B
                   -----------------------------------------
                        (Title of Class of Securities)




                                  851783-10-0
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 8 Pages


                   AMENDMENT MATERIAL TO THE ORIGINAL FILINGS

CUSIP NO.  851783-10-0             SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                James Bradley

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                                    100 -- Class A

                       --------------------------------------------------------
                       (6)     SHARED VOTING POWER

  NUMBER OF                         5,083,682 -- Class B
   SHARES                               3,900 -- Class A
 BENEFICIALLY
  OWNED BY             --------------------------------------------------------
    EACH               (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                              100 -- Class A

                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    5,083,682 -- Class B
                                        3,900 -- Class A


                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,083,682 -- Class B*

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                67.70%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

                IN

* Does not include Class A shares

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

December 31, 1996

                          PAGE   2   OF   8   PAGES
                               -----    -----

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              Introductory Comments


     The following report is with respect to Class B stock. Filer owns individually 100 shares of Class A stock. Filer also beneficially owns 3,900 shares of Class A stock in his role as one of fourteen (14) directors of Springs Foundation, Inc. and Close Foundation, Inc., private foundations. These shares are held in an investment fund managed by an investment company retained by the Foundation. Class B stock carries voting privileges equal to four times those of Class A. Class A stock may not convert to Class B, but Class B stock may convert to Class A at any time. See 13G for year ending December 31, 1989 for information on rights of Class A versus Class B stock.

     At December 31, 1996, the Company reported that the outstanding shares of Class A and Class B common stock were as follows:

          Class A      -     12,746,374
          Class B      -      7,508,579
                             ----------
                Total  -     20,247,357




     (End of Introductory Comments.)







December 31, 1996

                                Page 3 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:
                  Springs Industries, Inc.
Item 1(b).   Address of Issuer's Principal Executive Offices:
                  205 North White Street
                  Fort Mill, South Carolina 29715
Item 2(a).   Name of Person Filing:
                  James Bradley
Item 2(b).   Address of Principal Business Office or, If None,
             Residence:
                  1727 Mourning Dove Lane
                  Lancaster, SC 29720
Item 2(c).   Citizenship:
                  United States of America
Item 2(d).   Title of Class of Securities:
                  $.25 par value common stock Class A and B
Item 2(e).   CUSIP Number:
                  851783-10-0
Item 3.      Statement Regarding Rules 13d-1(b) or 13d-2(b):
                  Not Applicable.


December 31, 1996

                                Page 3 of 8 Pages

Item 4. Ownership: *

                  (a) Amount Beneficially Owned:
                                                      Class B shares - 5,083,682

                  (b) Percent of Class:
                                                                Class B - 67.70%

                  (c) Number of shares as to which
                      such person has:

                     (i) sole power to vote or
                         direct the vote:
                                                                   Class A - 100

                    (ii) shared power to vote or
                         direct the vote:
                                                             Class B - 5,083,682
                                                                 Class A - 3,900

                   (iii) sole power to dispose or
                         direct the disposition of:
                                                                   Class A - 100

                    (iv) shared power to dispose or
                         direct the disposition of:
                                                             Class B - 5,083,682
                                                                 Class A - 3,900

         Mr. Bradley disclaims beneficial ownership of all the shares shown above.



* Mr. Bradley has shared power to vote and dispose of 3,900 shares of Class A Stock of Springs Foundation, Inc. and Close Foundation, Inc. as a director of said Foundations, which are not reflected as beneficially owned above, and 100 shares of Class A stock which he beneficially owns. These shares are referenced in paragraph (c) above, however, for purposes of full disclosure.

December 31, 1996


                 Page 5 of 8 Pages

         In addition, The Springs Company, Lancaster, South Carolina, owns beneficially 2,153,830 shares (or 29%) of such stock (including 688,376 shares held as trustee for the children of Mrs. Anne S. Close); Central Reassurance Corporation (formerly Central Re Corporation), Lancaster, South Carolina, owns beneficially 175,000 shares (or 2.33%) of such stock. All outstanding stock of The Springs Company and Central Reassurance Corporation are owned by: trusts for the benefit of members of Anne S. Close's family (including those trusts described in Item 6); and by The Springs Company as trustee of management trusts for certain members of Mrs. Close's family.

         Mr. Bradley is a director of The Springs Company, and a director of Central Reassurance Corporation.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares shown in Item 4(c)(ii) and (iv), other than as provided in subsection 2 below, are held by entities having the right to receive dividends and proceeds of sale as follows:

December 31, 1996


                                Page 6 of 8 Pages

         1. (a) 2,150,021 Class B shares (or 29%) held by Mr. Bradley, Anne Springs Close, and seven of the eight children of Mrs. Close (Crandall Close Bowles, Frances A. Close, Leroy Springs Close, Patricia Close, Elliott Springs Close, Hugh William Close, Jr., Derick Springsteen Close, and Katherine Anne Close), as trustees for Mrs. Close's children (a child who is a tentative income beneficiary of trusts holding Springs shares is not a trustee with respect to such shares);

         (b) 1,965,135 Class B shares (or 27%) held by Mrs. Close and Mr. Bradley, as trustees for the children of Mrs. Close;

         (c) 805,112 Class B shares (or 10.72%) held by Mrs. Crandall Close Bowles and Mr. Bradley, as trustees for the children of Mrs. Close;

         (d) 99,890 Class B shares (or 1.33%) held by Mr. Bradley and James H. Hodges as trustees for Mrs. Bowles;

         The trustees of these trusts described above may accumulate dividends or sale proceeds or distribute them to the beneficiaries, except that the beneficiaries of the trusts described in paragraphs (c) and (d) are entitled to all dividends on the shares held in such trusts.

         2. 3,900 shares are held by Springs Foundation, Inc. and Close Foundation, Inc., private Foundations, of which Mr. Bradley, Close family members, and employees of family-owned companies constitute the Board of Directors, and 100 Class A shares are held by Mr. Bradley individually.


December 31, 1996

                                Page 7 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of the Group:

         Not Applicable.

Item 10. Certification:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 1997                            /s/ James H. Hodges
                                            ----------------------------------
                                            James H. Hodges, Limited
                                            Power of Attorney for
                                            James Bradley




December 31, 1996


                                Page 8 of 8 Pages